SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number 1-12668
NOTIFICATION OF LATE FILING

Check One:
[X]  Form 10-K and Form 10-KSB    [ ] Form 11-K 	  [ ] Form 20-F
[ ]  Form 10-Q and Form 10-QSB	   [ ] Form N-SAR

For Period Ended:          March 31, 1996

[ ]  Transition Report on Form 10-K   [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F   [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

	Read attached instruction sheet before preparing form. Please print or  type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant
                                                 Holly Products, Inc
Former name if applicable

Address of principal executive office (Street and number)
                                                 200 Monument Road,  Suite 10
City, State and Zip Code
                                                 Bala Cynwyd, Pennsylvania 19004
Part II. Rule 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check appropriate box.)

[X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)      The accountant's statement or other exhibit required by Rule
                   12b-25 (c) has been attached if applicable.


Part III. Narrative

	State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

	Due to devotion of management's time to refinance and restructure one of its subsidiaries, the Registrant will be unable to timely file its Form 10-KSB by June 29, 1996, without unreasonable effort and expense.

Part IV. Other Information

       (1)	Name and telephone number of person to contact in regard to this notification

	William H. Patrowicz	610		617-0400
	(Name)			(Area Code)	(Telephone Number)

       (2)	Have all other periodic reports required under Section 13 or 15 (d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
been filed? If the answer is no, identify report(s).

		[X] Yes		[  ] No

        (3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[X] Yes		[  ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Company anticipates reporting a significant loss compared to net operating profit reported for the prior year period. An estimate of the loss cannot be made because since the time of the previous corresponding period for the last fiscal year, the Company has liquidated one of its subsidiaries and restructured another. Three separate accounting firms are still in the process of assisting the Company in tabulating results.

                                   Holly Products, Inc.
                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       June 28, 1996                 By:       /s/ William H. Patrowicz


	Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.